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s, Janofsky & Walker LLP
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georgefatula@paulhastings.com

November 17, 2008

32724.00020

EXEMPTION FILE NUMBER: 82-34717

BY HAND DELIVERY

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of October 2008, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be

dlw 11/18

deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Respectfully submitted,

George D. Fatula
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.), Yamaha Corporation

LEGAL_US_E # 81666467.1

Schedule 1

Information Published, Filed or Distributed During October 2008

1. Announcement of Revision in Forecast for Performance (Exhibit 1)

2. Flash Report on Consolidated Basis: Results for the Second Quarter of the Fiscal Year Ending March 31, 2009 (April 1, 2008 – September 30, 2008) (Exhibit 2)

3. Second Quarter of FY2009.3 Performance Outline (Exhibit 3)

4. Outline of the Consolidated Financial Results for the Second Quarter (Six Months Accumulated) of FY2009.3 and Revision of the Outlook for the Performance and Dividends (Supplementary Information) (Exhibit 4)

5. Announcement of Revision in Forecast for Performance (Exhibit 5)

6. Revision of the Outlook for Cash Dividends for End of FY 2009.3 (Exhibit 6)

7. Notification of Changes in Yamaha's Special Benefit Plan for Shareholders (Exhibit 7)

Exhibit 1

For Immediate Release

October 24, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Inquiries: Public Relations Group, Public Relations Division
(Telephone: 03-5488-6601)

Announcement of Revision in Forecast for Performance

In view of recent trends in performance, Yamaha has announced the following revisions in its forecast for performance, which was released on August 1, 2008.

Revision in the Forecast for Consolidated Performance Accumulated through the Second Quarter of FY2009.3 (April 1, 2008 to September 30, 2008)

(Unit: ¥ million, except per share figures)

	Net Sales	Operating Income	Ordinary Income	Net Income for the Second Quarter	Net Income per Share for the Quarter (¥)
Previous forecast (A)	256,000	17,000	16,500	7,500	37.49
Revised forecast (B)	250,500	13,300	13,200	4,300	21.5
Change (B–A)	–5,500	–3,700	–3,300	–3,200	—
% change	–2.1	–21.8	–20.0	–42.7	—
For Reference: Actual for the second quarter of the previous fiscal year (FY2008.3 second quarter)	280,654	21,303	21,601	30,802	149.31

Reasons for the Revision

Regarding the forecast for performance on a consolidated basis, accumulated through the second quarter of FY2009.3, Yamaha is forecasting a decline in net sales and income compared with the previous forecast. By business segment, declines in sales and income are forecast for the musical instruments and AV/IT businesses because of the slowdown in consumer spending in the North American and European markets and other factors. Declines are also forecast for the electronic devices, lifestyle-related products, and others businesses because of the decline in demand and other factors in the domestic market. For the second quarter, net income is forecast to decline because of the reasons just given and because of an increase in income taxes deferred caused by the lower than expected recognizable deferred income tax assets because of the elimination of unrealized gains on inventories compared with the previous forecast.

Please note that the forecast for consolidated performance for FY2009.3 is currently being calculated and will be announced at the time of the issuance of the actual results for the second quarter on October 31, 2008.

Note: The forecast for performance shown above was prepared based on information available at the time of preparation. Actual consolidated performance may differ from these forecasts due to a number of factors.

YAMAHA CORPORATION

Flash Report
Consolidated Basis
Results for the Second Quarter of the Fiscal Year Ending March 31, 2009
(April 1, 2008—September 30, 2008)

October 31, 2008

Company name:	YAMAHA CORPORATION (URL http://www.yamaha.com)
Code number:	7951
Address of headquarters:	10-1, Nakazawa-cho, Naka-ku, Hamamatsu, Shizuoka 430-8650, Japan
Representative director:	Mitsuru Umemura, President and Representative Director
For further information, please contact:	Fumio Umeda, General Manager, Accounting and Finance Division
Telephone:	+81-53-460-2141
Stock listing:	Tokyo Stock Exchange (First Section)
Scheduled date to submit Securities Report:	November 14, 2008
Scheduled date to begin dividend payments:	December 10, 2008

1. Results for the Second Quarter of FY2009.3 (April 1, 2008—September 30, 2008)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results (Accumulated)

(Percentage figures are changes from the same period of the previous fiscal year.)

	Net sales		Operating income		Ordinary income	
	Millions of yen	% change from the previous year	Millions of yen	% change from the previous year	Millions of yen	% change from the previous year
Through the second quarter of FY2009.3	**¥250,544**	**—%**	**¥13,330**	**—%**	**¥13,283**	**—%**
Through the second quarter of FY2008.3	¥280,654	6.1%	¥21,303	53.9%	¥21,601	(5.8)%

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous year	Yen	Yen
Through the second quarter of FY2009.3	**¥ 4,373**	**—%**	**¥ 21.86**	**¥—**
Through the second quarter of FY2008.3	¥30,802	76.3%	¥149.31	¥—

(2) Consolidated Financial Data

	Total assets	Net assets	Shareholders' equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
Second quarter of FY2009.3	**¥500,065**	**¥313,739**	**62.0%**	**¥1,573.03**
FY2008.3	¥540,347	¥343,028	62.9%	¥1,646.44

(For reference) Shareholders' equity: Second quarter of FY2009.3 ¥310,269 million FY2008.3 ¥339,644 million

2. Dividends

Base date	Dividends per share				
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Full fiscal year
	Yen	Yen	Yen	Yen	Yen
FY2008.3	¥—	¥25.00	¥—	¥25.00	¥50.00
FY2009.3	—	¥27.50	—	—	—
FY2009.3 (Forecast)	¥—	¥ —	¥—	¥22.50	¥50.00

Note: Whether the dividend forecast under review has been revised: Yes

Breakdown of dividends for FY2008.3 and FY2009.3:

End of the interim period of FY2008.3 Regular dividend of ¥15.00, Special dividend of ¥10.00

End of the fiscal year of FY2008.3 Regular dividend of ¥15.00, Special dividend of ¥10.00

End of the second quarter of FY2009.3 Regular dividend of ¥17.50, Special dividend of ¥10.00

Forecast for the end of fiscal year of FY2009.3 Regular dividend of ¥12.50, Special dividend of ¥10.00

3. Consolidated Financial Forecasts for FY2009.3 (April 1, 2008—March 31, 2009)

(Percentage figures for the full fiscal year are changes from the previous year.)

	Net sales		Operating income		Ordinary income	
	Millions of yen	% change from the previous year	Millions of yen	% change from the previous year	Millions of yen	% change from the previous year
FY2009.3	¥488,000	(11.1)%	¥14,500	(55.9)%	¥13,000	(60.1)%

	Net income		Net income per share
	Millions of yen	% change from the previous year	Yen
FY2009.3	¥1,500	(96.2)%	¥7.55

Note: Whether the forecasts for consolidated figures under review have been revised: Yes

4. Others

(1) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): None

(2) Whether the Company has adopted simplified accounting methods and/or special accounting treatment for the quarterly consolidated financial statements: None

(3) Changes in principles, procedures, methods of presentation, etc., related to the quarterly consolidated financial statements (Changes in material items that form the basis for the preparation and presentation of the quarterly consolidated financial statements)

(a) Changes accompanying revisions in accounting principles: Yes

(b) Changes other than those in (a) above: Yes

Note: For further details, please refer to the item "4. Others" on page 8 in the section of "Commentary Information and Financial Statements."

(4) Number of shares issued (common shares)

(a) Number of shares issued at the end of the period (including treasury stock)

Second quarter of FY2009.3 197,255,025 shares

FY2008.3 206,524,626 shares

(b) Number of treasury stock at the end of the period

Second quarter of FY2009.3 12,129 shares

FY2008.3 234,581 shares

(c) Average number of shares issued during the period (second quarter accumulation (six months))

Second quarter of FY2009.3 200,042,137 shares

Second quarter of FY2008.3 206,298,287 shares

* Explanation of the appropriate use of performance forecasts and other related items

Beginning with the first quarter of the current fiscal year, the "Accounting Standards for Quarterly Financial Statements" (Accounting Standards Board of Japan (ASBJ), ASBJ Statement No. 12, issued March 14, 2007) and the "Implementation Guidance for the Accounting Standards for Quarterly Financial Statements" (ASBJ Guidance No. 14, issued by ASBJ on March 14, 2007) have been applied. In addition, the quarterly consolidated financial statements have been prepared following the "Rules for Quarterly Consolidated Financial Statements."

Forecasts of consolidated performance shown on page 2 were prepared based on information available at the time of the forecast. Actual consolidated performance may differ from forecasts owing to a wide range of factors.

For further information, please refer to the item "3. Commentary Information on Consolidated Financial Forecast" on page 8 in the section of "Commentary Information and Financial Statements."

Commentary Information and Financial Statements

1. Consolidated Management Performance

During the second quarter of the fiscal year (FY2009.3) (hereinafter referred to as "second quarter (three months)"), the economic environment as a whole for Yamaha and consolidated subsidiaries generally showed deterioration. In addition to increases in the prices of crude oil and other raw materials, the credit contraction in world financial and capital markets, which was triggered by the subprime loan crisis that originated in the United States, began to have an impact on consumer spending and other sectors. The deterioration in economic conditions emerged not only in the industrialized countries but also in the newly industrializing countries, which had been experiencing expansionary economic trends. In addition, the sharp appreciation of the yen and decline in the value of the U.S. dollar compared with the same period of the previous year placed pressure on the profits of Japan's export companies.

Amid this operating environment, the Yamaha Group worked to implement its current medium-term management plan "YGP 2010 (Yamaha Growth Plan 2010): FY2008.3 to FY2010.3," which entered its second year, and adopted substantially stronger measures to reduce costs and increase management efficiency.

Net sales during the second quarter (three months) declined ¥18.2 billion (12.5%) from the same period of the previous year, to ¥127.3 billion. As a consequence of stagnation in consumption and other factors, sales of all business segments showed declines. Also leading to the substantial decline in sales were (a) currency factors, which lowered sales by approximately ¥4.2 billion compared with the same period of the previous year, and (b) the absence of revenues from the electronic metal products business and a portion of the recreation business—which were transferred to other companies during the previous fiscal year. These business transfers were responsible for a substantial decline of about ¥7.4 billion in sales from the same period of the previous year.

During the second quarter accumulation of the fiscal year (hereinafter referred to as "second quarter accumulation (six months)"), net sales fell ¥30.1 billion (10.7%), compared with the same (six month) period of the previous year, to ¥250.5 billion. Foreign currency factors resulted in a decline in sales of approximately ¥9.1 billion compared with the same period of the previous year, and the transfer of the electronic metal products business and a portion of the recreation business was responsible for a decline in sales of about ¥14.3 billion compared with the same period of the previous year.

Profitwise, operating income during the second quarter (three months) declined ¥6.4 billion, compared with the same period of the previous year, to ¥7.7 billion, and income before income taxes and minority interests fell ¥7.1 billion, compared with the same period of the previous year, to ¥7.4 billion. Net income declined ¥4.2 billion, to ¥3.3 billion, in part owing to an increase in income taxes deferred as certain deferred income tax assets related to the elimination of unrealized gains on inventories could not be recognized.

During the second quarter accumulation (six months), operating income decreased ¥8.0 billion, compared with the same period of the previous year, to ¥13.3 billion. Income before income taxes and minority interests fell ¥36.9 billion compared with same period of the previous year, to ¥12.9 billion, due in part to the absence of the gain from the sale of a portion of Yamaha's equity holdings in Yamaha Motor Co., Ltd. that was reported in the first quarter of the previous fiscal year. Net income was down ¥26.4 billion compared with the same period of the previous fiscal year, to ¥4.4 billion, in part owing to an increase in income taxes deferred as certain deferred income tax assets related to the elimination of unrealized gains on inventories could not be recognized.

(1) Performance by Business Segment

Musical Instruments

During the second quarter (three months), sales of musical instruments declined ¥3.6 billion (4.0%) compared with the same period of the previous year, to ¥85.2 billion. Among factors resulting in this decline, foreign currency movements accounted for about ¥3.3 billion. On a real basis, after excluding foreign currency factors, sales in this segment were down approximately ¥0.3 billion compared with the same period of the previous year.

By product, sales of pianos in the Japanese and North American markets were below the levels of the same period of the previous year, but sales remained firm in the European market and in the Asian market, including China. Sales of electronic musical instruments fell in the North American and European markets, but sales of professional audio equipment remained firm. Sales of wind instruments decreased, principally in the North American and European markets.

Operating income for this segment declined ¥3.2 billion (29.9%) from the same period of the previous year and amounted to ¥7.6 billion.

Note that second quarter accumulation (six months) sales were down ¥4.4 billion (2.6%) from the same period of the previous year, to ¥166.4 billion. Foreign currency factors had a negative impact of about ¥7.1 billion for the period. After excluding the effects of foreign currency movements, sales on a real basis were approximately ¥2.7 billion higher than in the same period of the previous year. Operating income declined ¥4.2 billion (23.4%) from the same period of the previous year, to ¥13.8 billion.

AV/IT

During the second quarter (three months), sales declined ¥2.0 billion (10.9%), compared with the same period of the previous year, to ¥16.5 billion. Foreign currency factors were responsible for about ¥0.9 billion of this decrease, and, after excluding these factors, on a real basis, sales were down ¥1.1 billion.

By product, in the audio business, sales fell in the North American and European markets. In addition, sales of online karaoke equipment for commercial use continued to decline.

Operating income was down ¥0.4 billion (33.1%) from the same period of the previous year, to ¥0.7 billion.

Note that sales for the second quarter accumulation (six months) decreased ¥3.4 billion (10.1%) compared with the same period of the previous year, to ¥30.3 billion. Foreign currency factors accounted for about ¥1.7 billion of the decline in sales, and, after excluding these factors, on a real basis, sales were down about ¥1.7 billion compared with the same period of the previous year. Operating income decreased ¥0.5 billion (71.4%) compared with the same period of the previous year, to ¥0.2 billion.

Electronic Devices

Accompanying the transfer of the electronic metal products business in the previous fiscal year, the name of the former electronic equipment and metal products segment was changed to the electronic devices segment from the first quarter of the current fiscal year.

During the second quarter (three months), sales of this segment were down ¥7.8 billion (58.1%) compared with the same period of the previous year, to ¥5.7 billion. The transfer of the electronic metal products business to another company accounted for about ¥4.5 billion of this decline, and, after excluding the effect of this factor, the decline in sales was approximately ¥3.3 billion.

By product, sales of LSI sound chips for mobile phones declined owing to the drop in demand accompanying the ongoing shift to sound generation software, especially in overseas markets. Shipments of LSI sound chips for amusement equipment also declined.

The operating loss amounted to ¥0.4 billion, which compares to operating income of ¥1.3 billion reported for the same period of the previous year.

Note that sales in the second quarter accumulation (six months) decreased ¥14.8 billion (53.0%) compared with the same period of the previous year, to ¥13.1 billion. The impact of the transfer of the electronic metal products business was a reduction in sales of about ¥9.2 billion. After excluding this factor, on a real basis, sales posted a decline of about ¥5.6 billion from the same period of the previous year. The operating loss for the period amounted to ¥0.6 billion, compared with operating income of ¥1.8 billion in the same period of the previous year.

Lifestyle-Related Products

Sales in the second quarter (three months) were down ¥0.3 billion (2.4%), compared with the same period of the previous year, to ¥11.2 billion. Along with the continuing slump in demand for new housing, sales of system baths also declined.

The operating income of this segment declined ¥0.4 billion (90.4%), compared with the same period of the previous year, to ¥0.04 billion.

Note that sales in the second quarter accumulation (six months) were down ¥1.2 billion (5.4%) compared with the same period of the previous year, to ¥21.6 billion. The operating loss was ¥0.5 billion, compared with operating income of ¥0.3 billion a year earlier.

Others

Following the sale of four of its six recreation facilities during the previous fiscal year, the results of the former recreation segment are included in the others segment from the first quarter of the current fiscal year.

During the second quarter (three months), sales of this segment, including the recreation business, were down ¥4.5 billion (34.0%) compared with the same period of the previous year, to ¥8.8 billion. The impact of the sale of the four recreation facilities was a reduction in sales of about ¥3.0 billion. After excluding this factor, sales of this segment were down about ¥1.5 billion compared with the same period of the previous year.

By product, sales of the "inpres" brand golf products continued to be robust, with sales expanding in Japan and overseas, but sales of automobile interior wood components for luxury cars and magnesium parts declined from the same period of the previous year.

The operating loss of this segment amounted to ¥0.3 billion, compared with operating income of ¥0.3 billion for the same period of the previous year.

Sales in the second quarter accumulation (six months) posted a decline of ¥6.3 billion (24.9%), compared with the same period of the previous year, to ¥19.1 billion. Among factors resulting in the decline in sales, the transfer of the four recreation facilities reduced sales about ¥5.1 billion. After excluding this effect, sales were down about ¥1.2 billion compared with the same period of the previous year. Operating income increased ¥0.06 billion (17.5%) over the same period of the previous year and amounted to ¥0.4 billion.

(2) Performance by Geographical Segment

During the second quarter (three months), sales in Japan amounted to ¥63.1 billion, a 16.0% decline compared with the same period of the previous year, and operating income was ¥1.6 billion, representing a decrease of 83.1% from a year earlier.

Sales in North America for the second quarter (three months) amounted to ¥21.0 billion, 16.7% lower than during the same period of the previous year, and operating income was ¥1.4 billion, 31.3% lower than a year earlier. Sales in Europe were ¥24.7 billion, 10.5% lower than for the same period of the previous year, and operating income amounted to ¥1.9 billion, representing a 19.3% decrease from a year earlier. Sales in Asia, Oceania, and other areas amounted to ¥18.4 billion, a 5.0% increase over the same period of the previous year, and operating income was ¥3.3 billion, which was 3.4% lower than a year earlier.

Note that during the second quarter accumulation (six months), sales in Japan amounted to ¥132.9 billion, 14.1% lower than during the same period of the previous year, and operating income was ¥5.1 billion, 64.5% lower than for a year earlier. In North America, sales were ¥37.6 billion, representing a decline of 15.6% from the same period of the previous year, and operating income amounted to ¥2.0 billion, 24.1% lower than a year earlier. Sales in Europe totaled ¥45.8 billion, which was 6.5% lower than for the same period of the previous year, and operating income stood at ¥2.8 billion, 19.8% lower than for a year earlier. Sales in Asia, Oceania, and other areas posted an increase of 5.8% over the same period a year earlier, to ¥34.2 billion, and operating income rose 7.7% over the prior year, to ¥6.1 billion.

(3) Sales by Region

The ratio of overseas sales to total sales for the second quarter (three months) increased 2.5 percentage points, to 53.6%.

For the second quarter accumulation (six months), this ratio rose 2.4 percentage points, to 50.0%.

Japan

Sales in Japan for the second quarter (three months) decreased ¥12.1 billion (17.0%) compared with the same period of the previous year, to ¥59.0 billion. Principal reasons for the decline were the transfer of the electronic metal products business and four of Yamaha's recreation facilities to other companies, combined with decreases in sales of pianos, semiconductors, automobile interior wood components for luxury cars, magnesium parts, and certain other products.

Sales in the second quarter accumulation (six months) were down ¥21.9 billion (14.9%) from the same period a year earlier and amounted to ¥125.3 billion.

North America

Sales in North America for the second quarter (three months) decreased ¥4.3 billion (16.9%) from the same period of the previous year, to ¥20.9 billion. This was due to lower sales of pianos, electronic musical instruments, wind instruments, audio products, and certain other products, owing to deterioration in market conditions. After excluding foreign currency factors, on a real basis, sales were down about ¥2.2 billion from the same period of the previous year.

Sales in the second quarter accumulation (six months) showed a drop of ¥7.0 billion (15.8%) from a year earlier and amounted to ¥37.5 billion. After excluding foreign currency factors, on a real basis, sales decreased about ¥2.6 billion from a year earlier.

Europe

Sales in Europe for the second quarter (three months) declined ¥3.0 billion (10.8%) from the same period of the previous year, to ¥25.1 billion. This was because of lower sales of electronic musical instruments, wind instruments, audio products, and certain other products along with the deterioration in market conditions. After excluding foreign currency factors, on a real basis, sales were down approximately ¥2.4 billion.

Sales in the second quarter accumulation (six months) showed a decline of ¥3.3 billion (6.6%) from a year earlier, to ¥46.6 billion. After excluding foreign currency factors, on a real basis, sales were down about ¥2.4 billion.

Asia, Oceania, and Other Areas

Sales in these areas for the second quarter (three months) posted an increase of ¥1.1 billion (5.4%) from the same period a year earlier and amounted to ¥22.2 billion. Sales of musical instruments and audio products continued to be strong in China, Latin America, and certain other markets, but sales in Korea, which has been a growth driver among Asian countries, declined because of the further depreciation in the value of the won. After excluding foreign currency factors, on a real basis, sales in this region rose about ¥2.6 billion.

Sales in the second quarter accumulation (six months) recorded an increase of ¥2.1 billion (5.4%) over the same quarter of the previous year, to ¥41.1 billion. After excluding foreign currency factors, on a real basis, sales posted an increase of about ¥5.9 billion.

2. Consolidated Financial Position

(1) Assets

Total assets declined ¥40.3 billion (7.5%) from the end of the previous fiscal year, to ¥500.1 billion.

Of this total, current assets fell ¥24.6 billion (8.9%), to ¥251.1 billion, and noncurrent assets decreased ¥15.7 billion (5.9%), to ¥248.9 billion.

The decline in current assets was primarily due to lower cash and bank deposits and short-term investment securities (negotiable certificates of deposit), portions of which were used to pay corporate income taxes, purchase treasury stock, and for other purposes. The decrease in noncurrent assets was mainly because of a decline in the investment securities account accompanying the decline in market value of marketable securities.

(2) Liabilities

Liabilities decreased ¥11.0 billion (5.6%) from the end of the previous fiscal year, to ¥186.3 billion.

Of this total, current liabilities fell ¥4.5 billion (3.8%), to ¥115.6 billion, and noncurrent liabilities dropped ¥6.5 billion (8.4%), to ¥70.7 billion.

The decline in current liabilities was mainly due to a decrease in income taxes payable, and the drop in noncurrent liabilities, a portion of which was primarily the result of a decline in deferred income tax liabilities accompanying the decline in market value of marketable securities.

(3) Net Assets

Net assets decreased ¥29.3 billion (8.5%) from the end of the previous fiscal year, to ¥313.7 billion. Although the Company reported net income for the quarter, retained earnings decreased owing to the purchase and cancellation of treasury stock, payment of cash dividends, and the total valuation and translation adjustments account decline accompanying the decline in market value of marketable securities.

(4) Cash Flows

During the second quarter (three months), cash and cash equivalents (hereinafter, cash) declined ¥4.8 billion (compared with an increase of ¥4.2 billion during the same quarter of the previous year), to a balance of ¥60.7 billion.

During the second quarter accumulation (six months), cash declined ¥43.3 billion (compared with an increase of ¥49.1 billion during the same period of the previous year).

Net Cash Provided by (Used in) Operating Activities

During the second quarter (three months) cash provided by operating activities was ¥1.7 billion, a decline of ¥4.0 billion compared with the same quarter of the previous year. This was due to the decline in income before income taxes and minority interests reported for the quarter and other factors.

Note that during the second quarter accumulation (six months) cash used in operating activities was ¥14.8 billion, compared with cash provided by operating activities of ¥0.2 billion in the same period of the previous year.

Net Cash Provided by (Used in) Investment Activities

Net cash used in investment activities for the second quarter (three months) amounted to ¥13.2 billion, an increase of ¥7.0 billion compared with the same quarter of the previous year. This increase was due to purchases of stock of subsidiaries.

Note that during the second quarter accumulation (six months) cash used in investment activities was ¥15.1 billion compared with cash provided by investment activities of ¥48.9 billion, mainly because of the sale of stock of a related company in the same period of the previous year.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities in the second quarter (three months) was ¥8.5 billion, which was ¥2.4 billion higher than for the same period of the previous year. This increase was primarily due to a rise in short-term loans.

Note that during the second quarter accumulation (six months) cash used in financing activities amounted to ¥13.8 billion, which was ¥13.5 billion higher than for the same period of the previous year. This increase was due to expenditures for purchasing treasury stocks and the payment of cash dividends.

*The comparisons with the same period of the previous year in the above commentary on consolidated management performance and cash flows are based on the "Flash Report, Consolidated Basis, Results for the interim period of the Fiscal Year Ending March 31, 2008," which was submitted on October 31, 2007, and such figures are presented for reference.

3. Commentary Information on Consolidated Financial Forecast

Regarding the forecast for performance on a consolidated basis for FY2009.3, the Company is forecasting a substantial decline in net sales and income compared with the previous forecast.

Declines in sales and income are forecast for the musical instruments and AV/IT segment because of lower net sales and income owing to the sharp appreciation in the value of the yen and the worldwide slowdown in consumer spending and other factors. Declines in sales and income are also forecast for the electronic devices, lifestyle-related products, and others segment because of the decline in demand in the domestic market and other factors.

Net income is forecast to decline because, in addition to the factors above, income taxes deferred increased because of lower expectations for the recognition of deferred income tax assets related to the elimination of unrealized gains on inventories compared to the previous forecast and other factors.

Forecast for FY2009.3

FY2009.3 (April 1, 2008—March 31, 2009)

	Net sales	Operating income	Ordinary income	Net income	Net income per share
	Millions of yen	Millions of yen	Millions of yen	Millions of yen	Yen
Previously announced forecast (A)	¥533,000	¥30,500	¥28,500	¥16,500	¥ 83.02
Revised forecast (B)	488,000	14,500	13,000	1,500	7.55
Change (B–A)	(45,000)	(16,000)	(15,500)	(15,000)	—
% change	(8.4)	(52.5)	(54.4)	(90.9)	—
Results from the previous term (FY2008.3)	¥548,754	¥32,845	¥32,584	¥39,558	¥191.76

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the forecast presented here, depending on risks and uncertainty factors.

4. Others

(a) Changes in the state of material subsidiaries during the period (Changes regarding specific companies accompanying changes in the scope of consolidation): None

(b) The adoption of simplified accounting methods and/or special accounting treatment for the quarterly consolidated financial statements:

Simplified accounting methods: None, In principle, the Company applies the accounting principles adopted for the full fiscal year.

Special accounting treatment used in preparation of the quarterly consolidated financial statements: None

(c) Changes in principles, procedures, and methods of presentation, etc., in the preparation of the quarterly consolidated financial statements:

1. Beginning with the first quarter of the current fiscal year, the "Accounting Standards for Quarterly Financial Statements" (ASBJ Statement No. 12, issued by ASBJ on March 14, 2007) and the "Implementation Guidance for the Accounting Standards for Quarterly Financial Statements" (ASBJ Guidance No. 14, issued by ASBJ on March 14, 2007) have been applied. In addition, the quarterly consolidated financial statements have been prepared following the "Rules for Quarterly Consolidated Financial Statements."

2. Application of Accounting Standards for Measurement of Inventories:
Beginning with the first quarter of the current fiscal year, accompanying the application of "Accounting Standards for Measurement of Inventories" (ASBJ Statement No. 9, issued by ASBJ on July 5, 2006), the method of measurement of inventories was changed from the lower of cost or market method to the cost method (method of reducing book value when the contribution of inventories to profitability declines). As a result, there was no effect on profit and loss for the second quarter accumulation (six months).

3. Application of Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements:
Beginning with the first quarter of the current fiscal year, accompanying the application of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" (Practical Issues Task Force No. 18, issued by ASBJ on May 17, 2006), necessary revisions have been made in consolidated

financial statements. As a result, the effect on profit and loss for the second quarter accumulation (six months) and retained earnings at the end of the second quarter were not material.

Please note that rights to the use of land at some overseas subsidiaries were included and presented in the item "land" until the end of the previous fiscal year. Such rights are now included in intangible assets and they amounted to ¥1,416 million at the end of the second quarter of the current fiscal year.

4. Early application of Accounting Standards for Lease Transactions:
Beginning with the first quarter of the current fiscal year, the "Accounting Standards for Lease Transactions" (ASBJ Statement No. 13, originally issued by ASBJ on June 17, 1993, and final revision issued on March 30, 2007) and "Implementation Guidance on Accounting Standards for Lease Transactions" (ASBJ Guidance No. 16, originally issued by ASBJ on January 18, 1994, and final revision issued on March 30, 2007) have been applied ahead a schedule. Under these standards, accounting treatment for finance leases for which ownership is not transferred to the lessee has been changed from methods applicable to ordinary rental transactions to methods applicable to ordinary buying and selling transactions.

In the case of finance leases where the Company is the lessee in the transaction, other than those for which the ownership transfers to the lessee, the assets are entered on the balance sheets, and depreciation for such assets is calculated by depreciating the purchase value of such assets to zero over the applicable useful lives of such assets. Please note that for finance leases for which ownership was not transferred to the lessee and the lease transaction which began prior to the first year of the application of Accounting Standards for Lease Transactions, the account treatment follows the method applicable to ordinary rental transactions.

In the case of finance leases where the Company is the lessor in the transaction, other than those for which the ownership transfers to the lessee, the leased assets are entered under lease investment assets, and, regarding the accounting criteria for income related to finance lease transactions, sales and cost of sales are entered at the time the lease fees are received.

The effect of this change on profit and loss for the second quarter accumulation (six months) was not material.

Supplementary Information
Beginning with the first quarter of the current fiscal year, accompanying revisions in Japan's income tax law in fiscal 2008, the Company and its domestic consolidated subsidiaries have reviewed the useful lives of their property, plant and equipment. As a result, the useful lives of machinery and equipment included among property, plant and equipment have been changed from the previous 4- to 11-year range to the 4- to 9-year range.

The effect of this change on profit and loss for the second quarter accumulation (six months) was not material.

5. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	Second quarter of FY2009.3 (as of September 30, 2008)	FY2008.3 (as of March 31, 2008)
ASSETS		
Current assets		
Cash and deposits	¥ 51,390	¥ 73,619
Notes and accounts receivable—trade	74,276	68,680
Short-term investment securities	11,000	31,200
Merchandise and finished goods	62,511	50,699
Work in process	16,780	16,150
Raw materials and supplies	11,846	9,453
Other	25,255	29,504
Allowance for doubtful accounts	(1,922)	(3,554)
Total current assets	251,139	275,754
Noncurrent assets		
Property, plant and equipment		
Buildings and structures, net	42,448	42,602
Machinery, equipment and vehicles, net	18,426	18,594
Tools, furniture and fixtures, net	11,439	13,115
Land	59,491	61,134
Lease assets, net	538	—
Construction in progress	4,187	4,129
Total property, plant and equipment	136,530	139,575
Intangible assets	3,768	2,471
Investments and other assets		
Investment securities	96,389	109,943
Other	13,120	13,505
Allowance for doubtful accounts	(883)	(904)
Total investments and other assets	108,626	122,544
Total noncurrent assets	248,925	264,592
Total assets	¥500,065	¥540,347
LIABILITIES		
Current liabilities		
Notes and accounts payable—trade	¥ 37,904	¥ 35,017
Short-term loans payable	24,949	14,419
Current portion of long—term loans payable	2,481	4,472
Account payables-other and accrued expenses	36,002	41,443
Income taxes payable	4,116	14,916
Provision	3,861	3,973
Other	6,330	5,931
Total current liabilities	115,645	120,174

(Millions of yen)

	Second quarter of FY2009.3 (as of September 30, 2008)	FY2008.3 (as of March 31, 2008)
Noncurrent liabilities		
Long-term loans payable	**3,091**	2,145
Provision for retirement benefits	**26,329**	25,311
Other	**41,259**	49,687
Total noncurrent liabilities	**70,680**	77,144
Total liabilities	**¥186,326**	¥197,318
NET ASSETS		
Shareholders' equity		
Capital stock	**¥ 28,534**	¥ 28,534
Capital surplus	**40,054**	40,054
Retained earnings	**211,070**	229,307
Treasury stock	**(24)**	(326)
Total shareholders' equity	**279,635**	297,570
Valuation and translation adjustments		
Valuation difference on available-for-sale securities	**38,031**	48,945
Deferred gains or losses on hedges	**972**	207
Revaluation reserve for land	**14,851**	14,861
Foreign currency translation adjustments	**(23,222)**	(21,940)
Total valuation and translation adjustments	**30,633**	42,074
Minority interests	**3,470**	3,383
Total net assets	**313,739**	343,028
Total liabilities and net assets	**¥500,065**	¥540,347

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Operations

Accumulated Consolidated Results through the Second Quarter of FY2009.3

(Millions of yen)

	Accumulated through the second quarter of FY2009.3 (April 1, 2008–September 30, 2008)
Net sales	¥250,544
Cost of sales	155,456
Gross profit	95,087
Selling, general and administrative expenses	81,757
Operating income	13,330
Non-operating income	
Interest income	546
Dividends income	1,423
Other	816
Total non-operating income	2,787
Non-operating expenses	
Sales discounts	1,795
Other	1,038
Total non-operating expenses	2,834
Ordinary income	13,283
Extraordinary income	
Gain on sale of noncurrent assets	53
Reversal of provision for product warranties	135
Total extraordinary income	188
Extraordinary loss	
Loss on retirement of noncurrent assets	368
Special retirement expenses	106
Other	77
Total extraordinary losses	552
Income before income taxes and minority interests	12,919
Income taxes—current	3,884
Income taxes—deferred	4,526
Total income taxes	8,410
Minority interests in income	135
Net income	¥ 4,373

Note: Figures of less than ¥1 million have been omitted.

Consolidated Results for the Second Quarter of FY2009.3

(Millions of yen)

	Second quarter of FY2009.3 (July 1, 2008–September 30, 2008)
Net sales	¥127,264
Cost of sales	78,060
Gross profit	49,204
Selling, general and administrative expenses	41,529
Operating income	7,674
Non-operating income	
Interest income	245
Dividends income	877
Other	283
Total non-operating income	1,406
Non-operating expenses	
Sales discounts	921
Other	619
Total non-operating expenses	1,541
Ordinary income	7,540
Extraordinary income	
Gain on sale of noncurrent assets	25
Reversal of provision for product warranties	130
Total extraordinary income	155
Extraordinary loss	
Loss on retirement of noncurrent assets	220
Special retirement expenses	11
Other	38
Total extraordinary losses	270
Income before income taxes and minority interests	7,425
Income taxes—current	2,789
Income taxes—deferred	1,272
Total income taxes	4,061
Minority interests in income	51
Net income	¥ 3,311

Note: Figures of less than ¥1 million have been omitted.

(3) Consolidated Statements of Cash Flows

(Millions of yen)

	Accumulated through the second quarter of FY2009.3 (April 1, 2008–September 30, 2008)
Net cash provided by (used in) operating activities	
Income before income taxes and minority interests	¥ 12,919
Depreciation and amortization	8,810
Decrease (increase) in notes and accounts receivable—trade	(7,105)
Decrease (increase) in inventories	(15,457)
Increase (decrease) in notes and accounts payable—trade	2,308
Income taxes paid	(14,439)
Other, net	(1,844)
Net cash provided by (used in) operating activities	(14,807)
Net cash provided by (used in) investment activities	
Purchases of property, plant and equipment	(9,751)
Proceeds from sales of property, plant and equipment	302
Purchase of stock of subsidiaries and affiliates	(8,283)
Purchases of investment securities	(59)
Proceeds from sales and redemption of investment securities	3,000
Other, net	(327)
Net cash provided by (used in) investment activities	(15,118)
Net cash provided by (used in) financing activities	
Net increase (decrease) in short-term loans payable	11,007
Proceeds from long-term loans payable	1,200
Repayment of long-term loans payable	(2,347)
Purchases of treasury stock	(18,026)
Cash dividends paid	(5,157)
Other, net	(478)
Net cash provided by (used in) financing activities	(13,802)
Effect of exchange rate change on cash and cash equivalents	381
Net increase (decrease) in cash and cash equivalents	(43,346)
Cash and cash equivalents at beginning of period	103,371
Increase in cash and cash equivalents from newly consolidated subsidiaries	947
Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(311)
Cash and cash equivalents at end of period	¥ 60,661

Note: Figures of less than ¥1 million have been omitted.

Beginning with the first quarter of the current fiscal year, the "Accounting Standards for Quarterly Financial Statements" (ASBJ Statement No. 12, issued by ASBJ on March 14, 2007) and the "Implementation Guidance for the Accounting Standards for Quarterly Financial Statements" (ASBJ Guidance No. 14, issued by ASBJ on March 14, 2007) have been applied. In addition, the quarterly consolidated financial statements have been prepared following the "Rules for Quarterly Consolidated Financial Statements."

(4) Notes Regarding Assumptions as a Going Concern

None

(5) Segment Information

(a) Business Segments

Second quarter of FY2009.3 (July 1, 2008—September 30, 2008) (Millions of yen)

	Musical instruments	AV/IT	Electronic devices	Lifestyle-related products	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥85,220	¥16,465	¥5,651	¥11,170	¥8,757	¥127,264	¥ —	¥127,264
Intersegment sales or transfers			403			403	(403)	
Total sales	¥85,220	¥16,465	¥6,054	¥11,170	¥8,757	¥127,668	¥(403)	¥127,264
Operating income (loss)	¥ 7,593	¥ 730	¥ (432)	¥ 42	¥ (259)	¥ 7,674	¥ —	¥ 7,674

Accumulated through the second quarter of FY2009.3 (April 1, 2008—September 30, 2008) (Millions of yen)

	Musical instruments	AV/IT	Electronic devices	Lifestyle-related products	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥166,422	¥30,310	¥13,117	¥21,634	¥19,058	¥250,544	¥ —	¥250,544
Intersegment sales or transfers			644			644	(644)	
Total sales	¥166,422	¥30,310	¥13,762	¥21,634	¥19,058	¥251,189	¥(644)	¥250,544
Operating income (loss)	¥ 13,823	¥ 215	¥ (601)	¥ (528)	¥ 422	¥ 13,330	¥ —	¥ 13,330

Notes:

1. Business segments:

   Segments are divided into the categories of musical instruments, AV/IT, electronic devices, lifestyle-related products, and others based on consideration of similarities of product type, characteristics, and market, etc.

2. Major products in each business segment:

Business Segment	Major Products and Services
Musical Instruments	Pianos, Digital musical instruments, Wind, string, and percussion instruments, Educational musical instruments, Professional audio equipment, Soundproof rooms, Music schools, English-language schools, Musical entertainment software, and Piano tuning
AV/IT	Audio products, Information and telecommunication equipment
Electronic Devices	Semiconductors
Lifestyle-Related Products	System kitchens, System bathrooms, Washstands
Others	Golf products, Automobile interior wood components, Factory automation equipment, Metallic molds and components, Recreation and sports facilities

3. Changes in segment names:

   During the previous fiscal year, the Company sold its electronic metal products business, and beginning with the first quarter of the current fiscal year, the name of the former electronic equipment and metal products segment has been changed to the electronic devices segment.

4. Supplementary information (changes in business segment classification):

   During the previous fiscal year, the Company sold four of its six recreation facilities, and, in view of the decline in materiality of the recreation business for the Company's consolidated accounts, beginning with the first quarter of the current fiscal year, changes have been made to include the recreation business in the others segment. As a result, the figures for the others segment include ¥3,570 million in sales and ¥181 million in operating income of the recreation business in the accumulated total for the first and second quarters.

(b) Geographical Segments

Second quarter of FY2009.3 (July 1, 2008—September 30, 2008) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥ 63,149	¥20,983	¥24,696	¥18,435	¥127,264	¥ —	¥127,264
Intersegment sales or transfers	48,176	379	331	22,445	71,332	(71,332)	.
Total sales	¥111,325	¥21,362	¥25,027	¥40,881	¥198,597	¥(71,332)	¥127,264
Operating income	¥ 1,571	¥ 1,392	¥ 1,919	¥ 3,285	¥ 8,168	¥ (494)	¥ 7,674

Accumulated through the second quarter of FY2009.3 (April 1, 2008—September 30, 2008) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥132,914	¥37,599	¥45,813	¥34,217	¥250,544	¥ —	¥250,544
Intersegment sales or transfers	86,456	788	646	40,056	127,947	(127,947)	
Total sales	¥219,371	¥38,387	¥46,459	¥74,273	¥378,491	¥(127,947)	¥250,544
Operating income	¥ 5,134	¥ 1,981	¥ 2,801	¥ 6,050	¥ 15,968	¥ (2,637)	¥ 13,330

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

(c) Overseas Sales

Second quarter of FY2009.3 (July 1, 2008—September 30, 2008) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥20,928	¥25,114	¥22,202	¥ 68,245
Net sales				127,264
% of net sales	16.4%	19.7%	17.4%	53.6%

Accumulated through the second quarter of FY2009.3 (April 1, 2008—September 30, 2008) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥37,536	¥46,608	¥41,087	¥125,232
Net sales				250,544
% of net sales	15.0%	18.6%	16.4%	50.0%

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

(6) Notes Regarding Any Major Change in the Amount of Consolidated Shareholders' Equity

Accumulated through the second quarter of FY2009.3 (April 1, 2008—September 30, 2008) (Millions of yen)

	Shareholders' Equity				
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders' equity
Balance at March 31, 2008	¥28,534	¥40,054	¥229,307	¥ (326)	¥297,570
Changes through the second quarter of the current fiscal year					
Dividends from surplus			(5,157)		(5,157)
Net income for the period			4,373		4,373
Purchase of treasury stock[1]				¥(18,026)	(18,026)
Cancellation of treasury stock[2]			(18,328)	18,328	—
Other			875		875
Total changes through the second quarter of the current fiscal year	—	—	(18,236)	301	(17,934)
Balance at the end of the second quarter of the current fiscal year (September 30, 2008)	¥28,534	¥40,054	¥211,070	¥ (24)	¥279,635

Notes:

1. Based on a decision by the Company's Board of Directors on April 30, 2008, the Company purchased treasury stock from the market in May and June 2008 amounting to ¥17,999 million.
2. Based on a decision by the Company's Board of Directors on June 19, 2008, the treasury stock was cancelled on June 30, 2008.

(Supplementary Information)

(1) Consolidated Statements of Operations

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–September 30, 2007)
Net sales	¥280,654
Cost of sales	174,759
Gross profit	105,894
Deferred unrealized profit	(0)
Total gross profit	105,894
Selling, general and administrative expenses	84,590
Operating income	21,303
Non-operating income:	
Interest received	530
Dividends received	1,718
Equity in earnings of unconsolidated subsidiaries and affiliates	147
Other	887
Total non-operating income	3,283
Non-operating expenses:	
Interest paid	504
Cash discounts	1,909
Other	571
Total non-operating expenses	2,986
Recurring profit	21,601
Extraordinary income:	
Gain on sales of fixed assets	1,296
Reversal of reserves	335
Gain on sales of investment securities	58
Gain on sales of stocks of subsidiaries	27,781
Total extraordinary income	29,471
Extraordinary loss:	
Loss on disposal of fixed assets	395
Loss on sales of stocks of subsidiaries	699
Loss on sales of interests in subsidiaries	21
Loss on revaluation of stocks of subsidiaries	66
Special retirement payments	51
Total extraordinary loss	1,235
Income before income taxes and minority interests	49,837
Current income taxes	29,866
Deferred income taxes (benefit)	(11,287)
Minority interests	456
Net income	¥ 30,802

Note: Figures of less than ¥1 million have been omitted.

(2) Consolidated Statements of Cash Flows

(Millions of yen)

	FY2008.3 interim period (April 1, 2007–September 30, 2007)
Cash flows from operating activities:	
Income before income taxes and minority interests	¥49,837
Depreciation and amortization	10,617
Amortization of goodwill	253
Increase (decrease) in allowance for doubtful accounts	83
Loss on sales of stocks of subsidiaries	699
Loss on sales of interests in subsidiaries	21
Loss on revaluation of stocks of subsidiaries	66
(Decrease) increase in employees' retirement benefits, net of payments	(750)
Interest and dividend income	(2,249)
Interest paid	504
Loss (gain) on foreign exchange	76
Equity in earnings of unconsolidated subsidiaries and affiliates	(147)
Gain on sales of investment securities	(58)
Gain on sales of stocks of subsidiaries	(27,781)
Gain on sales of fixed assets	(1,296)
Loss on disposal of fixed assets	395
Special retirement payments	51
Increase in accounts and notes receivable—trade	(12,449)
(Increase) decrease in inventories	(13,026)
Increase in accounts and notes payable—trade	2,930
Other, net	(5,033)
Subtotal	2,745
Interest and dividends receivable	2,285
Interest paid	(503)
Income taxes paid and refunded	(4,335)
Net cash provided by operating activities	192
Cash flows from investing activities:	
Net (decrease) increase in time deposits	(332)
Purchases of tangible fixed assets	(13,164)
Proceeds from sales of tangible fixed assets	2,749
Purchases of investment securities	(79)
Proceed from sales and redemption of investment securities	92
Purchase of stocks of subsidiaries	(2,224)
Proceeds from sales of stocks of subsidiaries	62,846
Payment made for investment in subsidiaries	(520)
Decline due to exclusion of subsidiaries from consolidation under the equity method following sale of investment in those companies	(643)
Payment for capital investment	(0)
Payments for loans receivable	(124)
Collection of loans receivable	286
Other, net	2
Net cash provided by (used in) investing activities	48,887
Cash flows from financing activities:	
Increase (decrease) in short-term loans	12,349
Proceeds from long-term debt	1,493
Repayments of long-term debt	(2,434)
Proceeds from resort membership deposits	8
Refund of resort membership deposits	(8,945)
Purchases of treasury stock	(19)
Cash dividends paid	(2,578)
Cash dividends paid to minority shareholders	(224)
Net cash (provided by) used in financing activities	(350)
Effect of exchange rate changes on cash and cash equivalents	383
Net increase (decrease) in cash and cash equivalents	49,112
Cash and cash equivalents at beginning of period	45,926
Increase in cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	41
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation at beginning of period	(108)
Cash and cash equivalents at end of period	¥94,971

Note: Figures of less than ¥1 million have been omitted.

(3) Segment Information

(a) Business Segments

(April 1, 2007—September 30, 2007) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥170,811	¥33,722	¥27,882	¥22,868	¥8,657	¥16,712	¥280,654	¥ —	¥280,654
Intersegment sales or transfers	—	—	829	—	—	—	829	(829)	—
Total sales	170,811	33,722	28,712	22,868	8,657	16,712	281,483	(829)	280,654
Operating expenses	152,774	32,968	26,902	22,524	9,347	15,663	260,180	(829)	259,350
Operating income (loss)	¥ 18,036	¥ 753	¥ 1,809	¥ 343	¥ (689)	¥ 1,048	¥ 21,303	¥ —	¥ 21,303

Note: Business segments: Segments are divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation, and others based on consideration of similarities of product type, characteristics, and market, etc.

(b) Geographical Segments

(April 1, 2007—September 30, 2007) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥154,741	¥44,555	¥49,002	¥32,353	¥280,654	¥ —	¥280,654
Intersegment sales or transfers	94,679	671	633	42,738	138,723	(138,723)	—
Total sales	249,421	45,226	49,636	75,092	419,377	(138,723)	280,654
Operating expenses	234,950	42,614	46,143	69,475	393,182	(133,832)	259,350
Operating income	¥ 14,471	¥ 2,612	¥ 3,493	¥ 5,617	¥ 26,194	¥ (4,891)	¥ 21,303

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, France, U.K.
Asia, Oceania and other areas: People's Republic of China, Republic of Korea, Australia

(c) Overseas Sales

(April 1, 2007—September 30, 2007) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥44,580	¥49,926	¥38,978	¥133,484
Net sales				280,654
% of net sales	15.9%	17.8%	13.9%	47.6%

Note: The classification of countries and regions and the principal countries and regions in each classification are the same as for information by geographical segment.

Exhibit 3

Second Quarter of FY2009.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	2Q Initial Projections (Aug. 1, 2008) FY2009.3	2Q Results FY2009.3	2Q Results (Previous Year) FY2008.3	Initial Projections (Aug. 1, 2008) FY2009.3	Projections FY2009.3	Results (Previous Year) FY2008.3
Net Sales	256.0	250.5	280.7	533.0	488.0	548.8
Japan Sales	126.9 (49.6%)	125.3 (50.0%)	147.2 (52.4%)	259.7 (48.7%)	246.6 (50.5%)	276.7 (50.4%)
Overseas Sales	129.1 (50.4%)	125.2 (50.0%)	133.5 (47.6%)	273.3 (51.3%)	241.4 (49.5%)	272.1 (49.6%)
Operating Income	17.0 (6.6%)	13.3 (5.3%)	21.3 (7.6%)	30.5 (5.7%)	14.5 (3.0%)	32.8 (6.0%)
Ordinary Income	16.5 (6.4%)	13.3 (5.3%)	21.6 (7.7%)	28.5 (5.3%)	13.0 (2.7%)	32.6 (5.9%)
Net Income	7.5 (2.9%)	4.4 (1.7%)	30.8 (11.0%)	16.5 (3.1%)	1.5 (0.3%)	39.6 (7.2%)
Currency Exchange Rate (Settlement Rate) (=yen)	104/US$ 158/EUR	106/US$ 157/EUR	120/US$ 158/EUR	105/US$ 159/EUR	101/US$ (*6) 154/EUR	116/US$ 159/EUR
ROE (*1)	4.5%	2.7%	17.0%	4.9%	0.5%	11.5%
ROA (*2)	2.8%	1.7%	10.3%	3.1%	0.3%	7.2%
Earnings per Share	37.5 yens	21.9 yens	149.3 yens	83.0 yens	7.6 yens	191.8 yens
Capital Expenditures	14.0	9.0	12.7	30.5	27.5	24.4
(Depreciation Expenses)	(9.2)	(8.8)	(10.6)	(19.4)	(18.8)	(20.3)
R&D Expenses	12.7	12.2	12.0	25.5	25.0	24.9
Free Cash Flow						
Operating Activities	-14.8	-14.8	0.2	18.8	0.2	37.2
Investing Activities	-19.1	-15.1	48.9	-32.2	-28.4	42.0
Total	-33.9	-29.9	49.1	-13.4	-28.2	79.2
Inventories at End of Period	89.0	91.1	95.6	75.5	73.7	76.3
Number of Employees						
Japan	11,042	10,924	11,697	10,986	10,838	10,699
Overseas	17,284	16,861	15,395	16,490	15,895	15,843
Total (*3) (Changes from the changes in the scope of consolidation)	28,326 (84)	27,785 (86)	27,092	27,476 (86)	26,733 (88)	26,542 (-1,082)
Sales by Business Segment						
Musical Instruments	168.5 (65.8%)	166.4 (66.4%)	170.8 (60.9%)	345.0 (64.7%)	319.5 (65.5%)	340.0 (62.0%)
AV/IT	31.5 (12.3%)	30.3 (12.1%)	33.7 (12.0%)	71.0 (13.3%)	62.0 (12.7%)	70.8 (12.9%)
Electronic Devices (*4)	14.5 (5.7%)	13.1 (5.3%)	-	33.0 (6.2%)	26.5 (5.4%)	-
Electronic Equipment and Metal Products	-		27.9 (9.9%)	-		45.0 (8.2%)
Lifestyle-Related Products	22.0 (8.6%)	21.6 (8.6%)	22.9 (8.1%)	45.0 (8.5%)	44.5 (9.1%)	45.5 (8.3%)
Recreation	-		8.7 (3.1%)	-		11.4 (2.1%)
Others (*5)	19.5 (7.6%)	19.1 (7.6%)	16.7 (6.0%)	39.0 (7.3%)	35.5 (7.3%)	36.1 (6.5%)
Operating Income by Business Segment						
Musical Instruments	16.0	13.8	18.0	28.0	18.0	27.9
AV/IT	0.5	0.2	0.8	1.0	-0.5	1.8
Electronic Devices (*4)	0	-0.6	-	0.5	-2.0	-
Electronic Equipment and Metal Products	-		1.8	-		1.9
Lifestyle-Related Products	0	-0.5	0.3	0.5	0	0.6
Recreation	-		-0.7	-		-1.1
Others (*5)	0.5	0.4	1.1	0.5	-1.0	1.7

Non-Consolidated Basis

	2Q Results FY2009.3	2Q Results (Previous Year) FY2008.3	Results (Previous Year) FY2008.3
Net Sales	157.2	171.9	315.6
Operating Income	5.0 (3.2%)	12.8 (7.5%)	12.3 (3.9%)
Ordinary Income	7.5 (4.8%)	15.1 (8.8%)	17.9 (5.7%)
Net Income	6.1 (3.9%)	58.3 (33.9%)	62.0 (19.6%)

* 1, 2 The ROE and ROA are calculated on an annually adjusted basis.
* 3 Number of Employees = Number of full-time staff at end of period + Average number of temporary staff during the period (figures for the previous year indicate the number of temporary staff at end of period)
* 4 Following the handover of Electronic Metal Products business, Electronic Equipment and Metal Products segment was renamed Electronic Devices segment starting from FY2009.3.
* 5 Following the handover of a portion of the resort facilities, figures of Others segment from FY2009.3 include that of Recreation segment.
* 6 2H Currency Exchange Rates US$=95JPY EUR=150JPY (Regarding the 2H EUR rate, Yamaha has already entered into a foreign exchange forward contract at the rate of 159 yens for approximately 76% of projected EUR sales. As for the remaining 24%, the rate is forecast to be 120 yens.)

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

For Immediate Release

October 31, 2008

YAMAHA CORPORATION

Outline of the Consolidated Financial Results for the Second Quarter (Six Months Accumulated) of FY2009.3 and Revision of the Outlook for Performance and Dividends (Supplementary Information)

Performance in the Second Quarter (Six Months Accumulated): Declines in Net Sales and Income Compared with the Same Period of the Previous Fiscal Year

During the second quarter (six months accumulated) (April 1, 2008 to September 30, 2008) of FY2009.3 (April 1, 2008 to March 31, 2009), consolidated net sales declined ¥30.1 billion (10.7%) in comparison with the same period of the previous fiscal year, to ¥250.5 billion. Foreign currency factors accounted for approximately ¥9.1 billion of this decline compared with the same period of the previous fiscal year, and the transfer of the electronic metals business and a portion of the recreation business was responsible for a decline in sales of about ¥14.3 billion compared with the same period of the previous year.

Consolidated operating income, which declined in all but the others segment, overall decreased 37.4%, compared with the same period of the previous year, to ¥13.3 billion. Consolidated ordinary income declined 38.5%, to ¥13.3 billion accompanying the decrease in operating income. Income before income taxes and minority interests declined 74.1% compared with the same period of the previous year, to ¥12.9 billion due in part to the absence of the extraordinary income from the sale of a portion of Yamaha's holdings of shares in Yamaha Motor Co., Ltd., that was reported in the first quarter of the previous fiscal year. Net income was down 85.8% compared with the same period of the previous fiscal year, to ¥4.4 billion, in part owing to an increase in income taxes deferred because of lower

expectations for the recognition of deferred income tax assets related to the elimination of unrealized gains on inventories.

Please note that consolidated net sales during the second quarter (three months) declined 12.5%, to ¥127.3 billon, as a result of decrease in the sales of all business segments accompanying the stagnation in consumption and other factors. Operating income during the second quarter (three months) declined 45.3%, to ¥7.7 billion, and ordinary income fell 46.5%, to ¥7.5 billion.

Sales and Operating Income by Business Segment

(Figures in parentheses are changes from the same period of the previous year, except as indicated)

Realignment of Business Segments

Following the sale and transfer of the shares of an electronic metal products business during the previous fiscal year, the name of the former electronic equipment and metal products segment was changed to the electronic devices segment from the beginning of the current fiscal year. In addition, following the sale, also in the previous year, of four of Yamaha's six facilities operating businesses in its recreation segment, the results of the remaining facilities have been included in the others segment.

Musical Instruments

Sales of ¥166.4 billion (–2.6%) and Operating Income of ¥13.8 billion (–23.4%)

Sales of pianos declined from the same period of the previous year in the Japanese and North American markets, but held firm in the Asian markets, including China. In the electronic musical instruments field, sales increased, principally those of digital pianos, and sales of professional audio equipment continued to hold firm. Sales of this segment as a whole increased on a real basis, after exclusion of the effects of foreign currency factors, but in adjusted figures, these factors led to a decline in sales of about ¥7.1 billion.

Operating income for this segment declined compared with the same period of the previous fiscal year because of the adverse impact of foreign

currency movements, combined with higher raw material prices, increases in energy prices and transportation costs and other factors.

AV/IT Products

Sales of ¥30.3 billion (–10.1%) and Operating Income of ¥0.2 billion (–71.4%)

In the audio field, sales fell, principally in the North American and European markets. In addition, sales of online karaoke equipment for commercial use continued to decline. Foreign currency factors were responsible for about ¥1.7 billion of the decline in sales, and, for the segment, sales were below the level of the same period of the previous fiscal year.

Profitwise, operating income declined because of the decrease in sales and the adverse impact of foreign currency factors.

Electronic Devices

Sales of ¥13.1 billion (–53.0%) and an Operating Loss of ¥0.6 billion (compared with operating income of ¥1.8 billion in the same period of the previous fiscal year)

The sales of the electronic metal products business in the previous fiscal year resulted in a decline in sales of ¥9.2 billion compared with the same period of the previous fiscal year. Also, as a consequence of lower sales of LSI sound chips for mobile phone and decreased sales of LSI sound chips for amusement equipment, sales of this segment showed a substantial drop from the same period of the previous fiscal year.

Profitwise, as a consequence of the decline in sales from the same period a year earlier, the segment reported an operating loss, versus an operating income in the same period of the previous fiscal year.

Lifestyle-Related Products

Sales of ¥21.6 billion (–5.4%) and an Operating Loss of ¥0.5 billion (compared with operating income of ¥0.3 billion in the same period of the previous fiscal year)

Along with the decline in demand for new housing construction, this segment has worked to strengthen its position in the market for home remodeling. Despite these activities, sales, principally of system baths continued to decline. Profitwise, as a consequence of the decline in sales and higher prices of raw materials, the segment reported an operating loss for the period, compared with operating income for the same period of the previous year.

Others

Sales of ¥19.1 billion (–24.9%) and Operating Income of ¥0.4 billion (+17.5%)

In the golf products business, sales of "inpres" brand golf items continued to win acclaim, and sales expanded in Japan and overseas, but as a consequence of deterioration in market conditions surrounding interior wood components for luxury cars and magnesium parts, orders for these products declined. For the segment as a whole, as a result of the sale of four of Yamaha's recreation facilities in the previous fiscal year, revenues from this were about ¥5.1 billion lower than they would have been otherwise.

Profitwise, despite an improvement in operating income of recreation facilities, profitability of the parts business deteriorated, and operating income of the segment showed only marginal improvement.

Consolidated Forecast for FY2009.3

Revision of the Previous Forecast Issued on August 1

Regarding the forecast for performance on a consolidated basis for FY2009.3, the Company is forecasting a substantial decline in net sales and income compared with the previous forecast. Declines in sales and income are forecast for the musical instruments and AV/IT segment because of lower net sales and income owing to the sharp appreciation in the value of the yen and the worldwide slowdown in consumer spending and other factors. Declines in sales and income are also forecast for the electronic devices, lifestyle-related products, and others segment because of the decline in demand in the domestic market and other factors. Net income is forecast to decline because, in addition to the factors above, income taxes deferred increased because of lower expectations for the recognition of deferred income tax assets related to the elimination of unrealized gains on

inventories compared to the previous forecast and other factors.

As a result of these various factors, the forecasts for the full fiscal year issued by the Company on August 1, calling for net sales of ¥533.0 billion, operating income of ¥30.5 billion, ordinary income of ¥28.5 billion, and net income of ¥16.5 billion, have been revised as follows. Net sales of ¥488.0, operating income of ¥14.5 billion, ordinary income of ¥13.0 billion, and net income of ¥1.5 billion.

Revision of the Outlook for Dividends

As explained above, the forecast for the full fiscal year has been revised. However, the outlook for dividends for the first half of the fiscal year, with the final day of the second quarter as the base date, remains unchanged at ¥27.5 per share (comprising a regular dividend of ¥17.5 and a special dividend of ¥10.0). However, the Company has reduced its outlook for the dividend for the end of the fiscal year to ¥22.5 (comprising a regular dividend of ¥12.5 and a special dividend of ¥10.0) per share from the previous ¥27.5 (comprising a regular dividend of ¥17.5 and a special dividend of ¥10.0). Accordingly, the outlook for the dividend for the full fiscal year has also been reduced from the previously announced ¥55.0 per share to ¥50.0.

Note: Sales and profit figures in the text above have, in principle, been rounded to the nearest ¥0.1 billion.

For further information, please contact:
Yamaha Corporation
Public Relations Division, Public Relations Group
Telephone: 81-3-5488-6601

Exhibit 5

For Immediate Release

October 31, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Inquiries: Public Relations Group, Public Relations Division
(Telephone: 03-5488-6601)

Announcement of Revision in Forecast for Performance

In view of recent trends in performance, Yamaha has announced the following revisions in its forecast for performance, which was released on August 1, 2008.

Revision in the Forecast for Consolidated Performance for FY2009.3 (April 1, 2008 to March 31, 2009)

(Unit: ¥ million, except per share figures)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share (¥)
Previous forecast (A)	533,000	30,500	28,500	16,500	83.02
Revised forecast (B)	488,000	14,500	13,000	1,500	7.55
Change (B–A)	–45,000	–16,000	–15,500	–15,000	—
% change	–8.4	–52.5	–54.4	–90.9	—
For Reference: Actual for the previous fiscal year (FY2008.3)	548,754	32,845	32,584	39,558	191.76

Reasons for the Revision

Regarding the forecast for performance on a consolidated basis for FY2009.3, Yamaha is forecasting a substantial decline in net sales and income compared with the previous forecast. Declines in sales and income are forecast for the musical instruments and AV/IT businesses because of lower net sales and income owing to the sharp appreciation in the value of the yen and the worldwide slowdown in consumer spending and other factors. Declines in sales and income are also forecast for the electronic devices, lifestyle-related products, and others businesses because of the decline in demand in the domestic market and other factors.

Net income is forecast to decline because, in addition to the factors above, income taxes deferred increased because of lower expectations for the recognition of deferred income tax assets related to the elimination of unrealized gains on inventories compared to the previous forecast and other factors.

Note: The forecast for performance shown above was prepared based on information available at the time of preparation. Actual consolidated performance may differ from these forecasts due to a number of factors.

For Immediate Release

October 31, 2008

Company Name: YAMAHA CORPORATION
President and Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)
Inquiries: Public Relations Group, Public Relations Division
(Telephone: 03-5488-6601)

Revision of the Outlook for Cash Dividends for End of FY2009.3

At its meeting held on October 31, 2008, the Board of Directors of Yamaha Corporation (Yamaha) approved the following revisions in the outlook for cash dividends per share for FY2009.3.

1. Reasons for the Revisions

With a view to increasing the Company's consolidated return on equity (ROE) and taking the medium-term consolidated income level as a base, the Company makes appropriate allocations to retained earnings to strengthen its business infrastructure through R&D expenditures, investing in marketing capabilities, capital investments, and other items, while also adopting a basic policy that places more emphasis than previously on returning profits to shareholders based on consolidated performance. Specifically, Yamaha will make the payment of continued and stable dividends the basis of its dividend policy and work to provide an increased return to shareholders, establishing a target of attaining a consolidated dividend payout ratio of 40%.

With this policy as a base, as indicated in the "Announcement of Revisions in Forecast for Performance," which was released today, the Company is forecasting substantial declines in net sales and net income for the full fiscal year in comparison with the previous fiscal year. However, the outlook for dividends for the first half of the fiscal year, with the final day of the second quarter as the base date, remains unchanged at ¥27.5 per share. For the dividend for the end of the fiscal year, Yamaha has reduced its outlook to ¥22.5 per share from the previous ¥27.5. Accordingly, the outlook for the dividend for the full year has also been reduced from the previously announced ¥55.0 per share to ¥50.0.

2. Content of the Revisions

Base date	Dividends per share				
	End of first quarter	End of second quarter	End of third quarter	End of fiscal year	Full fiscal year
	Yen	Yen	Yen	Yen	Yen
Previous forecast (Announced on August 1, 2008)	—	27.50	—	27.50	55.00
Revised forecast	—	—	—	22.50	50.00
Actual for the current fiscal year	—	27.50	—	—	—
Actual for the previous fiscal year (FY2008.3)	—	25.00	—	25.00	50.00

End of the interim period of FY2008.3 Regular dividend of ¥15.00, Special dividend of ¥10.00
End of the fiscal year of FY2008.3 Regular dividend of ¥15.00, Special dividend of ¥10.00
End of the second quarter of FY2009.3 Regular dividend of ¥17.50, Special dividend of ¥10.00
Forecast for the end of fiscal year of FY2009.3 Regular dividend of ¥12.50, Special dividend of ¥10.00

Exhibit 7

For Immediate Release

October 31, 2008

Company Name: YAMAHA CORPORATION
President and
Representative Director: Mitsuru Umemura
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Notification of Changes in Yamaha's Special Benefit Plan for Shareholders

This notification is to inform shareholders of a decision made by Yamaha Corporation at the Board of Directors' meeting held on October 31, 2008, to introduce changes in the special benefit plan for shareholders.

1. Reasons for the Change

To return a portion of profit generated, Yamaha instituted a special benefit plan for its shareholders owning one trading unit (of 100 shares each) or more. To encourage a broader range of shareholders to take advantage of this program, Yamaha made some changes in the plan.

2. Outline of Changes in the Plan

	Prior to Changes	After Changes
Shareholders owning one trading unit (100 shares) or more	● Complementary gift coupons for shareholders - Coupons for free registration for the Yamaha musical instrument rental service (two coupons) - Discount tickets to Jubilo Iwata J-League soccer games (four tickets) ● An original CD, featuring Yamaha-affiliated artists, for shareholders ● Free Yamaha mobile phone content services (polyphonic ringtone and true tone)	● Yamaha resorts (Tsumagoi and Katsuragi) original present* (valued at ¥1,500)

Shareholders owning 10 trading units (1,000 shares) or more	● In addition to the benefits provided for holders of one trading unit (100 shares) or more: Six bimonthly issues of Yamaha's musical lifestyle magazine *Myujin*.	● Yamaha resorts (Tsumagoi and Katsuragi) original present* (valued at ¥3,000)

* Please note that details of the Yamaha-original presents will be sent to shareholders together with the notice of the Ordinary General Shareholders' Meeting (scheduled to be sent out around first part of June).

3. Schedule for Implementation

Changes will become effective for shareholders listed as owning one trading unit (of 100 shares each) or more in the Company's Registry of Shareholders as of March 31, 2009.

4. Further Information

For further information, please contact the Corporate Planning Division, Yamaha Corporation (Telephone: 03-5488-6602)

END